FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	August	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Next Generation BlackBerry Smart Card Reader	1

Document 1

August 17, 2009

FOR IMMEDIATE RELEASE

RIM Announces Next Generation BlackBerry Smart Card Reader

Making it Easy for Organizations to Implement Multi-factor Authentication for Computers, BlackBerry Smartphones and Public Key Infrastructure (PKI) Applications

Waterloo, ON - Research In Motion (RIM) (NASDAQ:RIMM) (TSX:RIM) today announced a new model of the BlackBerry® Smart Card Reader -- a lightweight, wearable, ISO 7816 compliant card reader that enables proximity controlled access to a user's BlackBerry® smartphone and computer. The BlackBerry Smart Card Reader uses Bluetooth® 2.0 technology with advanced AES-256 encryption to enable secure pairing and communications between the reader, the BlackBerry smartphone, the computer and PKI applications.

The new BlackBerry Smart Card Reader features:

•

Enhanced Design – a sleeker design measuring only 3.98” x 2.4” x 0.57” and weighing only 2.26 oz. makes the peripheral more comfortable to wear. It also features a larger display and backlighting for easier viewing, as well as power management features that can extend battery life between charges (900mAh integrated lithium ion battery).

•	Increased Security – when used with the BlackBerry® Enterprise Solution, the new BlackBerry Smart Card Reader offers additional security options that can be set by the IT administrator.
o

Additional Content Protection – IT administrators can configure settings to allow handset passwords to work only if the BlackBerry Smart Card Reader is within range. These settings add another layer of protection on top of the handset password and will also be enforcable for a secondary password* required to unlock encrypted data on the handset.

o

More Complex Bluetooth Passwords – the previous BlackBerry Smart Card Reader model supported a randomly generated 8-digit numeric Bluetooth pairing PIN and this new model can now support more complex Bluetooth pairing PINs with both characters (symbols, letters, capital letters) and numbers.

•

Support for a Wide Range of Smart Cards – the BlackBerry Smart Card Reader supports all ISO 7816 compliant smart cards and provides out of the box support for Personal Identity Verification (PIV) cards, Common Access Cards (CAC) and Safenet 330 cards.

Organizations also now have the ability to deploy the BlackBerry Smart Card Reader as a security accessory for BlackBerry smartphones, even if the organization does not use smart cards*. Once paired with the BlackBerry Smart Card Reader via Bluetooth, the BlackBerry smartphone will automatically lock if it is out of range of the reader.

“The BlackBerry Smart Card Reader provides security-conscious organizations with another powerful tool for controlling access to computers and BlackBerry smartphones,” said Scott Totzke, Vice President, BlackBerry Security Group at RIM. "This new model of the BlackBerry Smart Card Reader further builds upon the security, flexibility and mobility of the trusted BlackBerry Enterprise Solution.”

The BlackBerry Smart Card Reader is built with both IT and mobile users in mind. Key benefits of the BlackBerry Smart Card Reader include:

•

Prevent Unauthorized Access - instead of inserting the smart card into a stationary reader or bulky peripheral attachment, which can easily be left behind, users insert a smart card into this sleek lightweight reader and wear it on a lanyard. If the user is no longer in proximity, their BlackBerry smartphone or computer will automatically lock.

•

Convenience and Ease of Use - provides users with the convenience of a single reader to control access to both their BlackBerry smartphone and computer. The slim, lightweight BlackBerry Smart Card Reader features long battery life and Bluetooth technology, and allows users to comfortably wear the reader on a lanyard.

•

Increases Security Compliance - increasing the convenience and comfort of using smart cards helps to ensure that users comply with organizational security directives. Using IT policy controls, BlackBerry smartphones and computers can be configured to lock if the BlackBerry Smart Card Reader goes out of range, rendering the smartphone or computer unusable and information inaccessible until proximity is restored and user authentication requirements have been met.

•

Provides Advanced Security Features - the BlackBerry Smart Card Reader, together with the BlackBerry Enterprise Solution, provides advanced security features to meet IT requirements in corporate environments and public sectors, including:

o	an AES-256 encryption overlay for Bluetooth
o	a FIPS 140-2 validated encryption module (the BlackBerry Smart Card Reader has also been submitted for FIPS Level 3 validation)
o	Coverity Certification for Quality Code Level 2 and Secure Code Level 2
o	sender-to-recipient security via S/MIME support, whichrequires employees to digitally sign and encrypt messages sent from either their computer or BlackBerry smartphone
o	IT policy controls for enforcing usage on BlackBerry smartphones or computers
o	the ability to wirelessly manage security keys on BlackBerry Smart Card Readers through BlackBerry® Enterprise Server
o	multi-factor authentication support for controlled access to BlackBerry smartphones, computers and PKI applications
•

Manages Key Lifetimes Wirelessly - IT administrators gain additional control over the wireless environment with the ability to wirelessly manage security key lifetimes on the BlackBerry Smart Card Reader through BlackBerry Enterprise Server.

The new BlackBerry Smart Card Reader is expected to be available in September and is being previewed this week at the LandWarNet 2009 Conference in Ft. Lauderdale, FL. To find out more about the BlackBerry Smart Card Reader visit: www.blackberry.com/go/smartcardreader.

* requires BlackBerry Device Software version 5.0 or higher

Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 336-7509

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 17, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations